NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION

NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the entire class of the following security (the 'Fund') issued by Claymore Exchange-Traded Fund Trust 2 (the 'Trust') from listing and registration on the effective date of this Form 25:

Claymore/Delta Global Shipping Index ETF (CUSIP 18383Q820)
(suspended 4/28/2010)

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation was notified that the Trust's Board of Trustees determined that closing the Fund was in the best interests of the Funds and the Funds' shareholders due to the expiration of the Fund's Interim Advisory Agreement on April 27, 2010. Accordingly, the Fund was suspended from trading on NYSE Arca prior to the opening of business on the date noted.